Exhibit 8.1

List of Significant Subsidiaries and Portfolio Investments

Subsidiary	Country of Incorporation	Proportion of Ownership Interest
Franz Kalff GmbH
Mersa Holdings B.V	The Netherlands	100% held by Robomatix
Franz Kalff GmbH	Germany	100% held by Mersa
Primacura Verwaltungs GmbH	Germany	100% held by Franz Kalff
Tadiran Telecom
Tadiran Telecom Communication Services in Israel - Limited Partnership	Israel	90% held by Robomatix, the Limited Partner 10% held by Marc Zalcman Tadiran Telecom - Communication Services in Israel Ltd. Is the General Partner
Tadiran Telecom - Communication Services in Israel Ltd.	Israel	90% held by Robomatix 10% held by Marc Zalcman